BestNet Communications Corp.
                       2850 Thornhills Ave. SE, Suite 104
                             Grand Rapids, MI 49546

                                October 27, 2006



Derek Swanson, Esq.
Securities and Exchange Commission
100 F Street, NE
Washington D.C.  20549

Re:      BestNet Communications Corp.
         Commission File No. 0-15482
         Information Statement on Form 14C

Dear Mr. Swanson:

          On behalf of BestNet Communications Corp. (the "Company"), we respond as follows to the verbal comments made by you on October 26, 2006 to the undersigned, in connection with the above-captioned matter.

          1. Plan for Use of Additional Shares. As per the Information Statement, the stated purpose of the amendment is to provide additional shares for future financing and other transactions involving the issuance of common stock. As is stated therein, the Company does not have a sufficient number of authorized but unissued common shares to accomplish any further financing.

          The Company now proposes to insert the following at the end of the second paragraph under the heading, "Background for Amendment":

             The Company is presently in the process of effecting a private placement of securities having rights to acquire shares of common stock. The Amendment is necessary to fulfill the Company's obligations to investors in that placement and to provide shares for issuance in possible future transactions involving equity financing, acquisitions, employee compensation, and the like.

          2. Obtaining Consents. Consents have been obtained through personal contact with the "insiders" named in the Company's filed reports as well as sixteen other persons, known to Management as long term shareholders.

Derek Swanson
October 27, 2006
Page 2


          3. Voting Rights. Aside from the outstanding common stock, no other securities of the Company have voting rights.

          4. Acquisition of a Business. No financial statements of the acquired company were filed as the Company determined that no "business" was acquired in accordance with the guidelines set forth in Rule 11.01(d) of Regulation S-X. The Company also relied on EITF 98-3 in its determination. The acquired company had no fully developed product, no inventory, no revenue, no employees, no operational activity except for software development and seeking financing, and no business premises except the personal residence of one of its founders. The Company's independent auditors concurred with Management's determination that no audited statements were required to be filed with the pertinent Form 8-K.

          Please do not hesitate to contact Stephen Meadow, John Stoss or the undersigned if you have any further questions.

                                            Very truly yours,


                                            By:  /s/  Michael A. Kramarz
                                               --------------------------------
                                                      Michael A. Kramarz
                                                      Chief Financial Officer